UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34801

PEOPLES FEDERAL SAVINGS BANK 401(K) PLAN

(Exact name of registrant as specified in its charter)

435 Market Street

Brighton, Massachusetts 02135

(617) 254-0707

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the Peoples Federal Savings Bank 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	As a result of the merger of Peoples Federal Bancshares, Inc. (“Peoples”) into Independent Bank Corp., shares of common stock, par value $0.01 per share, of Peoples have been cancelled and the Peoples Federal Savings Bank 401(k) Plan (the “Plan”) can no longer invest in such shares. Therefore, interests in the Plan no longer require registration, and accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Peoples Federal Savings Bank 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Peoples Federal Savings Bank 401(k) Plan

		By:	Independent Bank Corp., a Massachusetts corporation (as successor by merger to Peoples Federal Bancshares, Inc., a Maryland corporation), its Administrator

Date:	March 30, 2015	By:	/s/ Edward H. Seksay
		Name:	Edward H. Seksay
		Title:	General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.